SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the date of September 28, 2005


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                    Form 20-F  X      Form 40-F
                                              ---                ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)
                                    Yes               No  X
                                        ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -________.

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                                EXPLANATORY NOTE

On July 15, 2005, Yell Group plc, the parent of the registrant,issued a press release announcing the completion of the acquisition of TransWestern Holdings,L.P. which was filed by the registrant in its Report on Form 6-K dated 21 July 2005. In accordance with the respective indentures governing the registrant's 10.75% Senior Sterling Notes due 2011, 10.75% Senior Dollar Notes due 201 and 13.5% Senior Discount Dollar Notes due 2011 the registrant is supplying as exhibits to this Form 6-K the following:

Exhibit 99.1 Audited consolidated financial statements of TransWestern Holdings, L.P.

Exhibit 99.2 Quarterly unaudited consolidated condensed financial statements of TransWestern Holdings L.P. as at 31 March 2005 and for the three months ended 31March 2005 and 2004.

Exhibit 99.3 Pro forma financial information of Yell Finance B.V. and its subsidiaries combined with TransWestern Holdings L.P. and its entities.

The entities acquired on 15 July 2005 comprise TransWestern Holdings L.P, TransWestern Communications Company, Inc., Parallel Blocker I Corporation and Cayman Blocker I Corporation, whereby TransWestern Holdings, L.P. represents substantially all of the operations comprising the group. The audited financial information included within this Form 6-K does not include that of TransWestern Communications Company, Inc., Parallel Blocker I Corporation or Cayman Blocker I Corporation as these entities are shell holding companies and do not have any operational activities and they are deemed not to be material to the acquired group. However, these entities have been included as a separate adjustment in the unaudited pro forma financial information.

The audited consolidated financial statements and quarterly unaudited consolidated condensed financial statements of TransWestern Holdings, L.P. and the pro forma financial information included herein are prepared on the basis of accounting principles generally accepted in the United States ("US GAAP"). However, certain reclassifications with respect to expenses have been made within the pro forma financial information in order to conform the presentation to the policies of Yell Finance B.V. as set out in our Form 20-F.

The audited consolidated financial statements of TransWestern Holdings, L.P. are stated in thousands of US dollars, whereas the quarterly unaudited consolidated condensed financial statements of TransWestern Holdings, L.P. are stated in millions of US dollars and the pro forma financial information is stated in millions of pounds sterling.

                                  EXHIBIT INDEX

Exhibit no.       Description
-----------       -----------
 99.1             Audited consolidated financial statements of TransWestern
                  Holdings, L.P.

 99.2 Quarterly unaudited consolidated condensed financial statements of TransWestern Holdings L.P. as at 31 March 2005 and for the three months ended 31 March 2005 and 2004.

 99.3 Pro forma financial information of Yell Finance B.V. and its subsidiaries combined with TransWestern Holdings L.P. and its entities.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2005


                                          YELL FINANCE B.V.
                                          (Registrant)


                                          By: /s/ John Davis
                                              ----------------------------------
                                              Name:  John Davis
                                              Title: Chief Financial Officer